Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON WORKS TOWARDS FRESH START AFTER STOPPAGE

Abidjan, Côte d’Ivoire, 30 July 2018 – Randgold Resources’ Tongon gold mine is seeking to restart mining and processing operations based on the agreement entered into between the workers leadership, union representatives, local authorities, mine management and the government’s mining and labour ministries.

“Given the ongoing social issues that have intermittently affected the mine’s operations over the past two years, and after the latest work stoppage which halted production two weeks ago, we have engaged with government who have taken measures to secure the assets and are dealing with the situation,” chief executive Mark Bristow said at a media briefing here today.

Bristow said he was encouraged to note that the matter was receiving attention at the highest level of the Ivorian government. The government led a process which in April produced an agreement between the mine and the unions that there would be a negotiation period during which work would continue as usual. This was progressing well until 13 July when the unions made new demands that were outside the existing multi-party agreement as well as Ivorian labour law, subsequently abandoning the negotiations and halting the mine’s operations.

“At that stage Tongon was recovering from a stumbling start to the year and was on track to achieve its revised production guidance. We will now have to review its forecast in the light of the work stoppage and the time it will take to bring the operation back on line and up to full production,” he said.

“We are committed to working with government, local authorities and those who want to be part of the Tongon employment family to get this mine back up and running.”

Bristow said despite this setback, Randgold remained committed to investing in Côte d’Ivoire and participating in the development of its fledgling mining industry.

“Brownfields exploration around Tongon has shown potential for an extension of the mine’s current life, and further afield our exploration teams are searching for the next Tongon on our extensive groundholdings in this country,” he said.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.